U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

     				   FORM 3
                INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address    2. Date of Event Re-     5. Relationship of
   of Reporting Person    quiring Statement        Reporting
                              1/26/98              Person to Issuer
                                               	   X Director     10% Owner
Breeden, Russell III  3. IRS or Social Secu          Officer    X Other
                          Number of Reporting      President and Director of
c/o Harrington 	          Person (Voluntary)       Harrington Bank, FSB, the
Financial Group                                    subsidiary of the Issuer
722 Promenade 	       4. Issuer Name	        6. If Amendment,
Richmond IN 47374	  and Ticker		   Date of Original
         		  Harrington Financial 	   (Month/Day/Year)
                          Group, Inc. (HFGI)









       Table 1 - Non-Derivative Securities Beneficially Owned

1. Title of Security	2.Amt of 	3.Ownership	4.Nature of
			  Securities 	   Form 	Indirect
			  Beneficially	   D or I	Beneficial
			  Owned				Ownership


Common Stock,
$0.125 par value
per share		2,400		      D

Common Stock,
$0.125 par value
per share		3,750		      I		By IRA

Common Stock,
$0.125 par value
per share		  300		      I		By spouse

Common Stock,
$0.125 par value		  		   	By spouse's
per share		  500		      I		IRA

Common Stock,
$0.125 par value
per share		   20		      I		By son




        Table II - Derivative Securitites Acquired, Disposed of, or
                   Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.Title of  2.Conver- 3.Trans- 4.Trans- 5.Number    6.Date
Derivative  sion or     action   action   of Deriv- exercis-
Security    Exercise    Date     Code	  ative     able and
	    Price of	     		  Securi-   Expira-
	    Deri-			  ties      tion Date
	    vative			  Acquired
	    Security			  (A) or
					  Disposed
				 Code V   of (D)    Date     Exp
						    Exer-    Date
						    cisable


Options    $12.50     1/13/98    M V     3,000 A      *	   1/13/08



7.Title and	8.Price	 9.Number     10. Owner-
Amount of 	  of	  of deriv-	  ship
Underlying	Deriv-	  ative		  Form of
Securities	ative	  Secur-	  Deriv-
		Secur-    ities	          ative
		ity	  Bene-           Secur-
			  ficially        ity
			  Owned           Direct
			  at End	  (D) or
			  of Month	  Indirect
				          (I)
Title	Amount

Common stock
$.125 par
value per
share   3,000    $0       3,000		  D







Explanation of Responses:









	  	           /S/Russell Breeden, III  		 2/5/98

	                   Signature of Reporting Person         Date